SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 53300000859

MINUTES OF THE 173rd EXTRAORDINARY GENERAL MEETING, HELD ON DECEMBER 28, 2018

1.  DATE, TIME AND PLACE: Held on December 28, 2018, at 2:00 p.m., at the Company’s headquarters, located at Setor Comercial Norte – SCN, Quadra 06, Conjunto A, Bloco A, 6º floor – Ed. Venâncio 3000, Asa Norte, Brasília, DF, 70716-900.

2. CALL NOTICE: The call of meeting was published, pursuant to article 124 of Law 6,404/1976, dated December 15, 1976 ("Business Corporation Act"), in the Federal Government Official Gazette (DOU) and in newspapers O Globo, Correio Braziliense and Valor Econômico, on 11/28/2018, 12/29/2018 and 12/03/2018.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions in item 2 above, the call of meeting and the Management Proposal were also published and disclosed on the Company's website (www.eletrobras.com/ri/assembleiasacionistas) and on the website of the Brazilian the Securities and Exchange Commission - CVM (www.cvm.gov.br).

4. ATTENDANCE: Shareholders representing 1,067,620,277 total shares, corresponding to 78.93% (seventy-eight point ninety-three percent) of the voting capital stock of the Company were present, considering those present physically or who were represented in accordance with the applicable legislation, according to the signatures contained on page 82 of Shareholders' Attendance Book No. 04, including the Federal Government Agent, Dr. LUIZ FREDERICO DE BESSA FLEURY, appointed under Ordinance PGFN No. 128, dated March 12, 2018, published in the Federal Government Official Gazette dated March 14, 2011, and those who submitted a valid Voting Ballot. The said quorum to open the meeting complies with the minimum quorum of one fourth (1/4) of the voting capital stock, as provided for in article 125 of Law 6,404/1976, to resolve on the items of the agenda. The following persons were also present, for clarification and support : Paula Prado Rodrigues Couto, Investor Relations Supervisor; Francisco de Assis Duarte de Lima, Market Relationship Manager; Fernanda Maria Vieira Lima Schuery Soares, Assistant to the Chief Financial and the Investor Relations Officer; and Ricardo Brandão, Legal Advisor to the Chairman. The member of the Fiscal Council of Eletrobras, ANDRÉ EDUARDO DANTAS, was also present.

5. CHAIR: Pursuant to article 17, paragraph 8 of the Articles of Incorporation, the Chief Financial e Investor Relations Officer, ARMANDO CASADO DE ARAUJO, was the chairman, replacing the President of Eletrobras, WILSON FERREIRA JUNIOR, according to Executive Board Resolution of Eletrobras No. 905, 20.12.2018, and CLAUDIA LEITE TEIXEIRA CASIUCH was the secretary.

6. AGENDA: 1. Approve the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, amending it so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until March 31, 2019, provided that, cumulatively, the following events occur: (i) the Granting Power extends the appointment to provide the services of utility, by said utility, until March 31, 2019, pursuant to article 3 of the Provisional Measure 856, of November 13, 2018; and (ii) irrevocably and irreversibly, the Granting Power ensures, by a perfect legal act, that the funds required to operate, maintain and make investments related to the temporary provision of the public service of the respective utility between January 1, 2019 and March 31, 2019, are provided at the rate and/or by the Federal Government and/or Sector Funds, maintaining full economic and financial neutrality for the entire new appointment period, without any contribution from Eletrobras; 2. Approve the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, amending it so that the date of transfer of control of Amazonas Distribuidora de Energia S.A.  (hereinafter referred to as "Amazonas Energia") occurs until March 31, 2019, provided that, cumulatively, the following events occur: (i) the Granting Power extends the appointment to provide the services of distribution company, by said distribution company, until March 31, 2019, pursuant to article 3 of Provisional Measure 856, of November 13, 2018; and (ii) irrevocably and irreversibly, the Granting Power ensures, by a perfect legal act, that the funds required to operate, maintain and make investments related to the temporary provision of the public service of the respective distribution company between January 1, 2019 and March 31, 2019, are provided at the rate and/or by the Federal Government and/or Sector Funds, maintaining full economic and financial neutrality for the entire new appointment period, without any contribution from Eletrobras; 3. Approve, if items 1 and/or 2 above are approved, the dissolution and liquidation of the respective distribution company, in the event of failure to comply with any of the conditions listed in items 1 and/or 2; and 4. Approve, if items 1 and/or 2 above are approved, that Eletrobras do not provide additional guarantees, in favor of the distribution companies mentioned in items 1 and 2 above, as of the new appointment period referred to in items 1 and 2 above.

7. RESOLUTIONS: The Meeting was held and, with the waiver of reading the documents and proposals, the attending shareholders consented that the minutes be drawn up in the form of a summary of the facts, including dissent and protest, containing the transcript only of the resolutions taken, as provided in the first paragraph of article 130 of Law 6,404/1976. Before we vote, it remains recorded that on December 18, 2018, the Ministry of Mines and Energy issued Ordinance No. 502, extending the term of appointment of the companies Companhia Energética de Alagoas ("Ceal") and Amazonas Distribuidora de Energia SA ("Amazonas Energia") for the provision of temporary public services until the assumption by the new energy provider or by an emergency and temporary provider, or until 03.31.2019, whichever occurs first. This event was also transmitted to the market by Eletrobras in a Relevant Fact dated December 20, 2019. In view of the foregoing, after considering and discussing the matters on the Agenda, as set forth in the call of meeting, the shareholders resolved as follows:

7.1 Approve, by majority vote, with 554,397,196 favorable votes, the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, amending it so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until March 31, 2019, excluding the condition for the Granting Power to extend the appointment to provide the services of utility, by said utility, until March 31, 2019, pursuant to article 3 of Provisional Measure 856, of November 13, 2018; and with the approval that until the transfer of Ceal to the new controlling company, all the funds required to operate, maintain and make investments related to the temporary provision of the public service of the respective utility be provided at the rate and/or by the Federal Government and/or Sector Funds, maintaining full economic and financial balance of the utility, without any contribution, for any reason, from Eletrobras. There were 259,954,155 favorable votes as set forth in item 1 of the agenda, and 5,216 votes against the proposal. There were 253,263,710  abstentions;

7.2 Approve, by majority of votes, with 554,397,196 favorable votes, the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, amending it so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until March 31, 2019, excluding the condition for the Granting Power to extend the appointment to provide the services of utility, by said utility, until March 31, 2019, pursuant to article 3 of Provisional Measure 856, of November 13, 2018; and with the approval that until the transfer of Amazonas Energia to the new controlling company, all the funds required to operate, maintain and make investments related to the temporary provision of the public service of the respective utility be provided at the rate and/or by the Federal Government and/or Sector Funds, maintaining full economic and financial balance of the utility, without any contribution, for any reason, from Eletrobras. There were 259,954,755 favorable votes as set forth in item 2 of the agenda, and 5,236 votes against the proposal. There were 253,263,090  abstentions;

7.3. approve, by majority vote, 554,397,196 favorable votes, for the dissolution and liquidation of the distribution company, whose controlling interest is not transferred until March 31, 2019. There were 259,914,643 favorable votes as set forth in item 3 of the agenda, and 5,228 votes against the proposal. There were 253,303,210  abstentions;

7.4. approve, by majority vote, with 554,397,196 favorable votes, that Eletrobras do not provide additional guarantees in favor of Ceal and Amazonas Energia, in the event of a new appointment period. There were 259,954,212 favorable votes as set forth in item 4 of the agenda, and 5,179 votes against the proposal. There were 253,263,690 abstentions; e

7.5. record that shareholders BNDES and BNDESPAR, present at this, Meeting, abstained from voting on the matters of the Agenda regarding the privatization of the distribution companies, as BNDES is mandated to carry out the privatization modeling of the distribution companies controlled by Eletrobras, and compliance with best corporate governance practices suggests that BNDES and BNDESPAR abstain from voting these matters.

8. CLOSING STATEMENT: There being no further business, the Chairman adjourned the meeting for the time required to draw up these minutes, in summary form, of the facts. The meeting was reopened, these minutes were read and, once approved, signed by those present.

Brasília, December 28, 2018.

ARMANDO CASADO DE ARAÚJO

LUIZ FREDERICO DE BESSA FLEURY
Chairman	Representing the Federal Government

GEIDE DAIANA CONCEIÇÃO MARQUES

Representing BNDES and BNDESPAR	PEDRO HENRIQUE BARROS ARAÚJO

Representing BRADESCO/CITIBANK, NA - DEPOSITARY RECEIPT SERVICES

RODRIGO DE MESQUITA PEREIRA

Representing:

FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; PINEHURST PARTNERS, L.P.; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS PENSION SCHEME; MISSOURI EDUCATION PENSION TRUST; NEW YORK STATE COMMON RETIREMENT FUND; OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD EMERGING MARKETS STOCK INDEX FUND; RBC EMERGING MARKETS DIVIDEND FUND; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; ROBECO CAPITAL GROWTH FUNDS; UTILICO EMERGING MARKETS TRUST PLC.

DISTANCE VOTING

ERNSTEIN DEL BUS TRUST, EMERG.MKTS SER.; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ASCENSION HEALTH MASTER PENSION TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; ADVISORS INNER CIRCLE FUND-ACADIAN

E.M.PORTF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING MARKETS EQUITY POOL; STATE OF IND PUBLIC EMPL RET FUND; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; INVESCO GLOBAL AGRICULTURE ETF; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; SANFORD C.BERNSTEIN FUND, INC.; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; VKF INVESTMENTS LTD; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; WHEELS COMMON INVESTMENT FUND; AMERICAN HONDA MASTER RETIREMENT TRUST; CATERPILLAR INC MASTER RETIREMENT T; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; STATE STREET C S JERSEY L T O T COSM I F; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; ILLINOIS MUNICIPAL RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; CHEVRON MASTER PENSION TRUST; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; DUNHAM INTERNATIONAL STOCK FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; GMI INVESTMENT TRUST; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; AXA ROSENBERG EQUITY ALPHA TRUST; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING MARKETS FUND; MGI FUNDS PLC; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; GMO TRUST ON BEHALF O GMO TAX M I E FUND; DEUTSCHE LATIN AMERICA EQUITY FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; GOVERNMENT OF SINGAPORE; FUTURE FUND BOARD OF GUARDIANS; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; CASEY FAMILY PROGRAM; STICHTING PENSIOENFONDS UWV; LEGAL GENERAL INTERNATIONAL INDEX TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; PICTET GLOBAL SELECTION FUND - G G M FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; GAM MULTISTOCK; TRUST

CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; BELLSOUTH CORPORATION RFA VEBA TRUST; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; XEROX CORPORATION RETIREMENT SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; TRUST CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE; BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; HPE COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST; COMMONWEALTH EMERGING MARKETS FUND 6; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; WELLINGTON TRUST COMPANY N.A.; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; ARROWSTREET GLOBAL EQUITY FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; HSBC EMERGING MARKETS POOLED FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CANADIAN CHRISTIAN SCHOOL PENSION TRUST FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; SSGA SPDR ETFS EUROPE I PLC; EUROPEAN CENTRAL BANK; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; NGS SUPER; RUSSELL EMERGING MARKETS EQUITY FUND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ARROWSTREET US GROUP TRUST; MERCER EMERGING MARKETS EQUITY FUND; MERCER QIF FUND PLC; USAA MASTER TRUST (PENSION RSP); K INVESTMENTS SH LIMITED; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; ASCENSION ALPHA FUND, LLC; EMERGING MARKETS OPPORTUNITIES LR FUND; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC; NUVEST REAL RETURN MASTER FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; 3G RADAR MASTER FIA; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; MALIKO INVESTMENTS LLC; STATE STREET IRELAND UNIT TRUST; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; KOPERNIK GLOBAL ALL CAP FUND; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; INTERVENTURE EQUITY INVESTMENTS LIMITED; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; SSGA SPDR ETFS EUROPE II

PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; AMERICAN CENT STRAT ASSET ALLOC INC MULTI-ASS INC FUND; NORMANDIE MASTER FUNDO DE INVESTIMENTO EM ACOES; POOL REINSURANCE COMPANY LIMITED; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA  E M E ETF; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; KOPERNIK INTERNATIONAL FUND; 7IM EMERGING MARKETS EQUITY VALUE FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA E FUND LIMITED; CATHOLIC ENDOWMENT FUND, LP; FSS EMERGING MARKET EQUITY TRUST; AB INTERNATIONAL STRATEGIC EQUITIES SERIES; THE BOARD OF THE PENSION PROTECTION FUND; LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; GAM STAR FUND PLC; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; ISHARES IV PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; LEGAL GENERAL ICAV; AQR EMERGING EQUITY EDGE FUND, L.P.; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; HELONA INVESTMENTS LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; XINGO FIA; VIRTUS GLOVISTA EMERGING MARKETS ETF; USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MANUKA INVESTMENTS LLC; RBC EMERGING MARKETS VALUE EQUITY FUND; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; TJ-NONQUALIFIED, LLC; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA; INVESCO STRATEGIC EMERGING MARKETS ETF; TJ-QUALIFIED, LLC; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; BONSUCEX HOLDING S.A.; SILVIO TINI DE ARAUJO.

CLÁUDIA LEITE TEIXEIRA CASIUCH

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.